UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the First Quarter of 2024

GUADALAJARA, Mexico, April 22, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the first quarter ended March 31, 2024 (1Q24). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 1Q24 vs. 1Q23

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 156.9 million, or 2.4%. Total revenues increased by Ps. 155.0 million, or 1.9%.
  Cost of services increased by Ps. 105.3 million, or 10.9%.
  Income from operations decreased by Ps. 92.1 million, or 2.3%.
  EBITDA decreased by Ps. 47.2 million, or 1.0%, a decrease from Ps. 4,696.1 million in 1Q23 to Ps. 4,648.9 million in 1Q24. EBITDA margin (excluding the effects of IFRIC-12) went from 72.3% in 1Q23 to 69.8% in 1Q24.
  Comprehensive income increased by Ps. 14.3 million, or 0.7%, from an income of Ps. 2,149.9 million in 1Q23 to an income of Ps. 2,164.2 million in 1Q24.

Company’s Financial Position:

In 1Q24, the generation of positive net cash flow from operating activities continued for Ps. 4,534.4 million. The Company reported a financial position of cash and cash equivalents as of March 31, 2024, of Ps. 11,541.6 million. In 1Q24, the Company issued long-term bond certificates worth Ps. 3,000.0 million. The proceeds were used to pay the bond certificate “GAP 19” which matured on March 22, 2024.

Passenger Traffic

During 1Q24, total passengers at the Company’s 14 airports increased by 16.4 thousand passengers, an increase of 0.1%, compared to 1Q23.

During 1Q23, the following new routes were opened:

Domestic:
Airline	Departure	Arrival	Opening date	Frequencies
Aeromexico	Morelia	Felipe Angeles	January 8, 2024	1 daily
Viva Aerobus	Puerto Vallarta	Felipe Angeles	March 14, 2024	3 weekly
Note: Frequencies can vary without prior notice.

International:
Airline	Departure	Arrival	Opening date	Frequencies
Aeromexico	Guadalajara	Atlanta	January 8, 2024	1 daily
American	Tijuana	Phoenix	February 15, 2024	1 daily
Southwest	Los Cabos	St. Louis	March 9, 2024	1 weekly
Frontier	Montego Bay	Cleveland	March 9, 2024	3 weekly
Aeromexico	Guanajuato	Atlanta	March 14, 2024	1 daily
Aeromexico	Guadalajara	Detroit	March 14, 2024	1 daily
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	1Q23	1Q24	Change
Guadalajara	2,958.8	2,671.7	(9.7%)
Tijuana *	2,066.4	1,985.6	(3.9%)
Los Cabos	670.6	637.7	(4.9%)
Puerto Vallarta	639.7	574.8	(10.1%)
Montego Bay	0.0	0.0	0.0%
Guanajuato	507.3	484.0	(4.6%)
Hermosillo	474.0	457.5	(3.5%)
Kingston	0.2	0.6	215.9%
Mexicali	346.6	288.3	(16.8%)
Morelia	186.8	146.2	(21.7%)
La Paz	226.6	271.4	19.8%
Aguascalientes	150.6	142.3	(5.5%)
Los Mochis	94.3	126.2	33.8%
Manzanillo	27.1	35.9	32.7%
Total	8,348.9	7,822.2	(6.3%)
*Cross Border Xpress (CBX) users are classified as international passengers.

International passengers (thousands)
Airport	1Q23	1Q24	Change
Guadalajara	1,216.1	1,490.1	22.5%
Tijuana *	1,047.6	952.4	(9.1%)
Los Cabos	1,381.2	1,407.9	1.9%
Puerto Vallarta	1,378.1	1,543.9	12.0%
Montego Bay	1,351.0	1,457.4	7.9%
Guanajuato	207.4	247.1	19.1%
Hermosillo	19.1	23.3	22.2%
Kingston	394.1	391.4	(0.7%)
Mexicali	1.5	1.6	6.5%
Morelia	151.5	157.2	3.7%
La Paz	3.7	3.2	(12.6%)
Aguascalientes	60.2	69.5	15.4%
Los Mochis	1.8	2.0	13.6%
Manzanillo	30.8	40.3	30.8%
Total	7,244.1	7,787.3	7.5%
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	1Q23	1Q24	Change
Guadalajara	4,174.9	4,161.8	(0.3%)
Tijuana *	3,114.0	2,938.0	(5.7%)
Los Cabos	2,051.8	2,045.6	(0.3%)
Puerto Vallarta	2,017.8	2,118.7	5.0%
Montego Bay	1,351.0	1,457.4	7.9%
Guanajuato	714.7	731.0	2.3%
Hermosillo	493.1	480.8	(2.5%)
Kingston	394.3	392.0	(0.6%)
Mexicali	348.1	289.9	(16.7%)
Morelia	338.3	303.4	(10.3%)
La Paz	230.3	274.6	19.2%
Aguascalientes	210.8	211.8	0.5%
Los Mochis	96.1	128.2	33.4%
Manzanillo	57.9	76.2	31.7%
Total	15,593.0	15,609.4	0.1%
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	1Q23	1Q24	Change
Tijuana	1,039.4	941.8	(9.4%)

Consolidated Results for the First Quarter of 2024(in thousands of pesos):
	1Q23	1Q24	Change
Revenues
Aeronautical services	5,028,675	4,962,102	(1.3%)
Non-aeronautical services	1,470,883	1,694,405	15.2%
Improvements to concession assets (IFRIC-12)	1,840,362	1,838,461	(0.1%)
Total revenues	8,339,920	8,494,968	1.9%

Operating costs
Costs of services:	966,638	1,071,927	10.9%
Employee costs	396,934	459,161	15.7%
Maintenance	145,667	161,797	11.1%
Safety, security & insurance	167,478	182,220	8.8%
Utilities	104,251	105,972	1.7%
Business operated directly by us	49,160	73,611	49.7%
Other operating expenses	103,148	89,166	(13.6%)

Technical assistance fees	222,238	224,362	1.0%
Concession taxes	609,394	714,616	17.3%
Depreciation and amortization	618,071	662,948	7.3%
Cost of improvements to concession assets (IFRIC-12)	1,840,362	1,838,461	(0.1%)
Other (income)	5,144	(3,350)	(165.1%)
Total operating costs	4,261,847	4,508,964	5.8%
Income from operations	4,078,073	3,986,004	(2.3%)
Financial Result	(674,299)	(593,735)	(11.9%)
Income before income taxes	3,403,773	3,392,270	(0.3%)
Income taxes	(838,542)	(921,550)	9.9%
Net income	2,565,232	2,470,720	(3.7%)
Currency translation effect	(432,775)	(291,272)	(32.7%)
Cash flow hedges, net of income tax	17,173	(15,239)	(188.7%)
Remeasurements of employee benefit – net income tax	281	(47)	(116.7%)
Comprehensive income	2,149,911	2,164,162	0.7%
Non-controlling interest	(3,861)	(31,717)	721.4%
Comprehensive income attributable to controlling interest	2,146,050	2,132,445	(0.6%)

	1Q23	1Q24	Change
EBITDA	4,696,144	4,648,952	(1.0%)
Comprehensive income	2,149,911	2,164,162	0.7%
Comprehensive income per share (pesos)	4.2279	4.2831	1.3%
Comprehensive income per ADS (US dollars)	2.5535	2.5868	1.3%

Operating income margin	48.9%	46.9%	(4.0%)
Operating income margin (excluding IFRIC-12)	62.7%	59.9%	(4.6%)
EBITDA margin	56.3%	54.7%	(2.8%)
EBITDA margin (excluding IFRIC-12)	72.3%	69.8%	(3.3%)
Costs of services and improvements / total revenues	33.7%	34.3%	1.8%
Cost of services / total revenues (excluding IFRIC-12)	14.9%	16.1%	8.3%

- Net income and comprehensive income per share for 1Q24 and 1Q23 were calculated based on 505,277,464 shares outstanding as of March 31, 2024, and March 31, 2023, respectively. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 16.5574 per U.S. dollar (the noon buying rate on March 31, 2024, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average three-month exchange rate of Ps. 16.9977 per U.S. dollar for the three months ended March 31, 2024, was used.

Revenues (1Q24 vs. 1Q23)

  Aeronautical services revenues decreased by Ps. 66.6 million, or 1.3%.
  Non-aeronautical services revenues increased by Ps. 223.5 million, or 15.2%.
  Revenues from improvements to concession assets decreased by Ps. 1.9 million, or 0.1%.
  Total revenues increased by Ps. 155.0 million, or 1.9%.
  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports decreased by Ps. 68.4 million or 1.6% compared to 1Q23, mainly due to the 0.6% decrease in passenger traffic, and the compliance with the maximum tariffs of only 97%.
    Revenues from Jamaican airports increased by Ps. 1.8 million, or 0.2%, compared to 1Q23. This was mainly due to the 6.0% increase in passenger traffic. During 1Q24, there was a 9.1% appreciation of the peso versus the U.S. dollar, compared to 1Q23, which went from an average exchange rate of Ps. 18.7020 in 1Q23 to Ps. 16.9977 in 1Q24, which represented a decrease in revenues in pesos.

  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues at our Mexican airports increased by Ps. 226.3 million, or 18.6%, compared to 1Q23. Revenues from businesses operated by third parties increased by Ps. 154.2 million, or 19.6%, mainly due to the opening of new commercial spaces, and the renegotiation of contract conditions. The business lines that grew the most were food and beverages, car rentals, retail, and leasing of space, all of which increased by Ps. 127.5 million, or 24.8%. Revenues from businesses operated directly by us increased by Ps. 71.3 million, or 18.5%, while the recovery of costs increased by Ps. 0.7 million, or 1.6%.
    Revenues from the Jamaican airports decreased by Ps. 2.7 million, or 1.1%, compared to 1Q23, due to the peso appreciation. Revenues in U.S. dollars increased by US$ 1.2 million, or 8.8%.

	1Q23	1Q24	Change
Businesses operated by third parties:
Food and beverage	238,448	297,367	24.7%
Duty-free	143,408	198,598	38.5%
Retail	194,585	184,653	(5.1%)
Car rentals	171,134	181,852	6.3%
Leasing of space	43,711	84,472	93.3%
Time shares	85,020	86,473	1.7%
Other commercial revenues	57,364	55,380	(3.5%)
Ground transportation	50,721	46,846	(7.6%)
Communications and financial services	29,613	26,519	(10.4%)
Total	1,014,003	1,162,159	14.6%

Businesses operated directly by us:
Car parking	166,757	177,376	6.4%
Convenience stores	98,220	147,914	50.6%
VIP lounges	106,045	111,079	4.7%
Advertising	26,628	35,407	33.0%
Total	397,650	471,776	18.6%
Recovery of costs	59,230	60,468	2.1%
Total Non-aeronautical Revenues	1,470,883	1,694,405	15.2%

Figures expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) decreased by Ps. 1.9 million, or 0.1%, compared to 1Q23. The change was composed of :

  Improvements to concession assets at the Company’s Mexican airports, which decreased by Ps. 40.1 million, or 2.2%, in accordance with investments under the Master Development Program for the 2020-2024 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 38.2 million, or 213.4%.

_____________________________
1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 247.1 million, or 5.8%, compared to 1Q23, mainly due to the increase in concession taxes and technical assistance fees, which jointly increased by Ps. 107.3 million, or 12.9%, as well as an increase in the cost of services of Ps. 105.3 million, or 10.9%, and a Ps. 44.9 million, or 7.3%, increase in depreciation and amortization (excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 249.0 million, or 10.3%).

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 135.9 million, or 3.8%, compared to 1Q23, primarily due to an increase in the cost of services by Ps. 88.3 million, or 11.1%, a combined Ps. 41.3 million, or 8.5%, increase in technical assistance fees and concession taxes, increase in depreciation and amortization by Ps. 53.9 million, or 11.0%, offset by a decrease in the cost of improvements to the concession assets (IFRIC-12) by Ps. 40.1 million, or 2.2%, (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 175.9 million or 9.9%).

The change in the cost of services at our Mexican airports during 1Q24 was mainly due to:

  Employee costs increased Ps. 60.7 million, or 17.5%, compared to 1Q23, mainly due to the hiring of 317 additional personnel during 2023 and 1Q24, as well as the adjustments in salaries and cost related to changes in Labor Law.
  Cost of business operated directly by us increased by Ps. 24.5 million or 49.7%, compared to 1Q23, derived from increased operations and income in VIP lounges and convenience stores.
  Maintenance costs increased by Ps. 12.9 million, or 11.4%, compared to 1Q23, mainly due to the expansion of the terminal and airfield.
  These increases were offset by a decrease in other operating expenses by Ps. 25.8 million, or 115.2%, compared to 1Q23, mainly due to a combined decrease of Ps. 25.1 million in the allowance for credit losses and travel expenses.

Jamaican Airport:

  Operating costs increased by Ps. 111.2 million, or 16.6%, compared to 1Q23, mainly due to a Ps. 66.0 million, or 19.0%, increase in concession taxes, increase in the cost of improvements to concession assets (IFRIC-12) by Ps.38.2 million, or 213.4%, and the increase in cost of services by Ps. 17.0 million, or 9.8%.

Operating income margin went from 48.9% in 1Q23 to 46.9% in 1Q24. Excluding the effects of IFRIC-12, the operating income margin went from 62.7% in 1Q23 to 59.9% in 1Q24. Income from operations decreased by Ps. 92.1 million, or 2.3%, compared to 1Q23.

EBITDA margin went from 56.3% in 1Q23 to 54.7% in 1Q24. Excluding the effects of IFRIC-12, EBITDA margin went from 72.3% in 1Q23 to 69.8% in 1Q24. The nominal value of EBITDA decreased by Ps. 47.2 million, or 1.0%, compared to 1Q23.

Financial results decreased by Ps. 80.6 million, or 11.9%, from a net expense of Ps. 674.3 million in 1Q23 to a net expense of Ps. 593.7 million in 1Q24. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from a loss of Ps. 166.9 million in 1Q23 to an income of Ps. 28.9 million in 1Q24. This generated a foreign exchange gain of Ps. 195.9 million. This was mainly due to the appreciation of the peso. Currency translation effect loss decreased Ps. 141.4 million, compared to 1Q23.
  Interest expenses increased by Ps. 80.1 million, or 9.9%, compared to 1Q23, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines.
  Interest income decreased by Ps. 35.2 million, or 11.6%, compared to 1Q23, mainly due to a decrease in the cash and cash equivalents average balance.

In 1Q24, comprehensive income increased by Ps. 14.3 million, or 0.7%, compared to 1Q23. Income before taxes decreased by Ps. 11.5 million, mainly due to the increase in cost of operation by Ps. 247.1 million, offset by a revenue increase of Ps. 155.0 million. Net and comprehensive income increased mainly due to the decrease of the effect of foreign currency translation by Ps. 141.4 million, offset by an increase in cash flow hedges by Ps. 32.4 million.

During 1Q24, net income decreased by Ps. 94.5 million, or 3.7%, compared to 1Q23. Income taxes increased by Ps. 60.3 million and the benefit for deferred taxes decreased by Ps. 22.7 million, mainly due to a decrease in the inflation rate, from 1.7% in 1Q23 to 1.4% in 1Q24.

Statement of Financial Position

Total assets as of March 31, 2024 increased by Ps. 907.3 million compared to March 31, 2023, primarily due to the following items: (i) an increase of Ps. 6,795.5 million in net improvements to concession assets, (ii) a Ps. 890.7 million increase in other current assets, (iii) a Ps. 330.0 million increase in trade accounts receivable, and iv) a Ps. 178.5 million combined increase in net machinery, equipment and leasehold improvements, and advances to suppliers. This increase was partially offset by a decrease of Ps. 7,349.3 million in cash and cash equivalents.

Total liabilities as of March 31, 2024, decreased by Ps. 223.6 million compared to March 31, 2023. This decrease was primarily due to the following items: (i) issuance of Ps. 602.0 million (net) in long-term debt securities, (ii) a decrease of Ps. 392.1 million in income taxes payable, and (iii) Ps. 312.7 million in accounts payable. This decrease was partially offset by an increase of (i) Ps. 667.0 million in bank loans, (ii) Ps. 502.5 in concession taxes payable, among others.

Adoption of accounting criteria

On November 13, 2023, a Decree was published that modifies the Mexican Federal Duties Law, establishing that as of January 1, 2024, the concession fee that concession holders must pay for the use of federal airports, was increased from 5% to 9% of their total revenues derived from such use concessioned in Mexico.

Following the Tariff Regulation, payments in favor of the government over those included in the last tariff review will be added to the Reference Value of the next review of the Maximum Tariff.

Therefore, the amount of the 4% excess over aeronautical revenues paid to the government during fiscal year 2024 will be recognized as an intangible asset under IAS 38, beginning its amortization from January 2025 and until the end of the concession period.

The amount recognized as intangible assets during 1Q24 amounts to Ps. 175.5 million, which corresponds to 4.0% of the aeronautical revenues of our airports in Mexico.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to several risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport(in thousands of pesos):
Airport	1Q23	1Q24	Change
Guadalajara
Aeronautical services	1,309,231	1,296,610	(1.0%)
Non-aeronautical services	241,673	310,291	28.4%
Improvements to concession assets (IFRIC 12)	828,734	804,610	(2.9%)
Total Revenues	2,379,639	2,411,511	1.3%
Operating income	1,123,114	1,251,823	11.5%
EBITDA	1,235,564	1,376,361	11.4%

Tijuana
Aeronautical services	679,541	638,488	(6.0%)
Non-aeronautical services	146,707	153,154	4.4%
Improvements to concession assets (IFRIC 12)	140,836	111,317	(21.0%)
Total Revenues	967,086	902,959	(6.6%)
Operating income	541,582	493,687	(8.8%)
EBITDA	643,005	606,215	(5.7%)

Los Cabos
Aeronautical services	823,011	782,723	(4.9%)
Non-aeronautical services	299,726	318,043	6.1%
Improvements to concession assets (IFRIC 12)	249,608	199,042	(20.3%)
Total Revenues	1,372,345	1,299,808	(5.3%)
Operating income	836,063	835,764	(0.0%)
EBITDA	916,513	925,562	1.0%

Puerto Vallarta
Aeronautical services	804,261	832,001	3.4%
Non-aeronautical services	158,232	168,077	6.2%
Improvements to concession assets (IFRIC 12)	403,557	495,636	22.8%
Total Revenues	1,366,050	1,495,714	9.5%
Operating income	718,248	801,667	11.6%
EBITDA	775,255	856,359	10.5%

Montego Bay
Aeronautical services	505,146	514,255	1.8%
Non-aeronautical services	198,700	198,918	0.1%
Improvements to concession assets (IFRIC 12)	15,189	40,727	168.1%
Total Revenues	719,036	753,901	4.8%
Operating income	310,621	290,898	(6.3%)
EBITDA	430,936	360,705	(16.3%)

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	1Q23	1Q24	Change
Guanajuato
Aeronautical services	213,890	218,379	2.1%
Non-aeronautical services	41,891	45,946	9.7%
Improvements to concession assets (IFRIC 12)	70,722	74,050	4.7%
Total Revenues	326,503	338,376	3.6%
Operating income	175,196	200,174	14.3%
EBITDA	198,017	221,581	11.9%

Hermosillo
Aeronautical services	116,585	117,713	1.0%
Non-aeronautical services	20,429	27,981	37.0%
Improvements to concession assets (IFRIC 12)	14,439	21,439	48.5%
Total Revenues	151,454	167,133	10.4%
Operating income	67,930	85,314	25.6%
EBITDA	92,087	110,620	20.1%

Others(1)
Aeronautical services	577,009	561,614	(2.7%)
Non-aeronautical services	106,664	106,220	(0.4%)
Improvements to concession assets (IFRIC 12)	117,658	91,640	(22.1%)
Total Revenues	801,331	759,473	(5.2%)
Operating income	191,745	34,754	(81.9%)
EBITDA	274,692	183,157	(33.3%)

Total
Aeronautical services	5,028,675	4,961,782	(1.3%)
Non-aeronautical services	1,214,023	1,328,631	9.4%
Improvements to concession assets (IFRIC 12)	1,840,743	1,838,461	(0.1%)
Total Revenues	8,083,439	8,128,874	0.6%
Operating income	3,964,495	3,994,081	0.7%
EBITDA	4,566,072	4,640,559	1.6%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):
	2023	2024	Change	%
Assets
Current assets
Cash and cash equivalents	18,890,873	11,541,623	(7,349,250)	(38.9%)
Trade accounts receivable - Net	2,126,433	2,456,388	329,955	15.5%
Other current assets	669,219	1,559,962	890,743	133.1%
Total current assets	21,686,525	15,557,973	(6,128,552)	(28.3%)

Advanced payments to suppliers	2,553,050	2,089,017	(464,033)	(18.2%)
Machinery, equipment and improvements to leased buildings - Net	3,794,895	4,437,406	642,511	16.9%
Improvements to concession assets - Net	22,497,261	29,292,757	6,795,496	30.2%
Airport concessions - Net	9,330,491	8,808,159	(522,332)	(5.6%)
Rights to use airport facilities - Net	1,116,660	1,043,264	(73,396)	(6.6%)
Deferred income taxes - Net	6,966,918	7,358,626	391,708	5.6%
Other non-current assets	613,683	879,544	265,861	43.3%
Total assets	68,559,484	69,466,745	907,262	1.3%

Liabilities
Current liabilities	6,544,763	11,730,987	5,186,224	79.2%
Long-term liabilities	40,036,766	34,626,945	(5,409,820)	(13.5%)
Total liabilities	46,581,528	46,357,932	(223,596)	(0.5%)

Stockholders' Equity
Common stock	8,197,536	8,197,536	-	0.0%
Legal reserve	34,076	478,185	444,109	1303.3%
Net income	2,520,701	2,432,749	(87,952)	(3.5%)
Retained earnings	9,187,596	8,787,568	(400,028)	(4.4%)
Reserve for share repurchase	2,499,473	2,500,000	527	0.0%
Repurchased shares	(1,999,987)	-	1,999,987	(100.0%)
Foreign currency translation reserve	183,429	(525,318)	(708,747)	(386.4%)
Remeasurements of employee benefit – Net	14,295	(1,966)	(16,261)	(113.8%)
Cash flow hedges- Net	147,796	45,479	(102,317)	(69.2%)
Total controlling interest	20,784,915	21,914,233	1,129,318	5.4%
Non-controlling interest	1,193,040	1,194,580	1,540	0.1%
Total stockholder's equity	21,977,955	23,108,813	1,130,858	5.1%

Total liabilities and stockholders' equity	68,559,484	69,466,745	907,262	1.3%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows(in thousands of pesos):
	1Q23	1Q24	Change
Cash flows from operating activities:
Consolidated net income	2,565,232	2,470,720	(3.7%)

Postemployment benefit costs	11,214	13,776	22.8%
Allowance expected credit loss	16,874	(2,801)	(116.6%)
Depreciation and amortization	618,071	662,948	7.3%
Loss on sale of machinery, equipment and improvements to leased assets	10	545	5350.0%
Interest expense	820,331	996,858	21.5%
Provisions	5,824	6,280	7.8%
Income tax expense	838,542	921,550	9.9%
Unrealized exchange loss	(163,987)	(83,658)	(49.0%)
	4,712,111	4,986,218	5.8%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	206,463	(211,882)	(202.6%)
Recoverable tax on assets and other assets	105,397	396,548	276.2%
Increase (decrease)
Concession taxes payable	(5,510)	149,399	(2811.4%)
Accounts payable	122,542	(74,603)	(160.9%)
Cash generated by operating activities	5,141,003	5,245,680	2.0%
Income taxes paid	(1,095,292)	(711,333)	(35.1%)
Net cash flows provided by operating activities	4,045,711	4,534,347	12.1%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,876,987)	(1,408,085)	(51.1%)
Cash flows from sales of machinery and equipment	568	1,356	138.7%
Other investment activities	11,491	(126,783)	(1203.3%)
Net cash used by investment activities	(2,864,928)	(1,533,512)	(46.5%)

Cash flows from financing activities:
Bond certificates issued	5,400,000	3,000,000	(44.4%)
Bond certificates paid	-	(3,000,000)	100.0%
Banks loans	1,000,000.00	-	(100.0%)
Interest paid	(774,273)	(1,070,161)	38.2%
Interest paid on lease	(1,248)	(1,060)	(15.1%)
Payments of obligations for leasing	(4,161)	(4,454)	7.0%
Net cash flows used in financing activities	5,620,318	(1,075,675)	(119.1%)

Effects of exchange rate changes on cash held	(281,692)	(438,748)	55.8%
Net (decrease) in cash and cash equivalents	6,519,409	1,486,412	(77.2%)
Cash and cash equivalents at beginning of the period	12,371,464	10,055,211	(18.7%)
Cash and cash equivalents at the end of the period	18,890,873	11,541,623	(38.9%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):
	1Q23	1Q24	Change
Revenues
Aeronautical services	5,028,675	4,962,102	(1.3%)
Non-aeronautical services	1,470,883	1,694,405	15.2%
Improvements to concession assets (IFRIC-12)	1,840,362	1,838,461	(0.1%)
Total revenues	8,339,920	8,494,968	1.9%

Operating costs
Costs of services:	966,638	1,071,927	10.9%
Employee costs	396,934	459,161	15.7%
Maintenance	145,667	161,797	11.1%
Safety, security & insurance	167,478	182,220	8.8%
Utilities	104,251	105,972	1.7%
Business operated directly by us	49,160	73,611	49.7%
Other operating expenses	103,148	89,166	(13.6%)

Technical assistance fees	222,238	224,362	1.0%
Concession taxes	609,394	714,616	17.3%
Depreciation and amortization	618,071	662,948	7.3%
Cost of improvements to concession assets (IFRIC-12)	1,840,362	1,838,461	(0.1%)
Other (income)	5,144	(3,350)	(165.1%)
Total operating costs	4,261,847	4,508,964	5.8%
Income from operations	4,078,073	3,986,004	(2.3%)
Financial Result	(674,299)	(593,735)	(11.9%)
Income before income taxes	3,403,773	3,392,270	(0.3%)
Income taxes	(838,542)	(921,550)	9.9%
Net income	2,565,232	2,470,720	(3.7%)
Currency translation effect	(432,775)	(291,272)	(32.7%)
Cash flow hedges, net of income tax	17,173	(15,239)	(188.7%)
Remeasurements of employee benefit – net income tax	281	(47)	(116.7%)
Comprehensive income	2,149,911	2,164,162	0.7%
Non-controlling interest	(3,861)	(31,717)	721.4%
Comprehensive income attributable to controlling interest	2,146,050	2,132,445	(0.6%)
The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):
	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2023	8,197,536	34,076	2,499,473	(1,999,986)	9,187,597	720,171	18,638,866	1,189,179	19,828,045
Comprehensive income:
Net income	-	-	-	-	2,520,701	-	2,520,701	44,532	2,565,233
Foreign currency translation reserve	-	-	-	-	-	(392,104)	(392,104)	(40,671)	(432,775)
Remeasurements of employee benefit – Net	-	-	-	-	-	281	281	-	281
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	17,173	17,173	-	17,173
Balance as of March 31, 2023	8,197,536	34,076	2,499,473	(1,999,986)	11,708,298	345,521	20,784,915	1,193,040	21,977,955

Balance as of January 1, 2024	8,197,536	478,185	2,500,000	-	8,787,568	(181,508)	19,781,783	1,162,864	20,944,646
Comprehensive income:
Net income	-	-	-	-	2,432,748	-	2,432,748	37,979	2,470,727
Foreign currency translation reserve	-	-	-	-	-	(285,010)	(285,010)	(6,262)	(291,272)
Remeasurements of employee benefit – Net	-	-	-	-	-	(47)	(47)	0	(47)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(15,239)	(15,239)	0	(15,239)
Balance as of March 31, 2024	8,197,536	478,185	2,500,000	-	11,220,316	(481,804)	21,914,236	1,194,580	23,108,815
For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared following IFRS, as issued by the IASB.

Exhibit F: Other operating data:
	1Q23	1Q24	Change
Total passengers	15,593.0	15,609.4	0.1%
Total cargo volume (in WLUs)	632.4	640.0	1.2%
Total WLUs	16,225.4	16,249.4	0.1%

Aeronautical & non aeronautical services per passenger (pesos)	416.8	426.4	2.3%
Aeronautical services per WLU (pesos)	309.9	305.4	(1.5%)
Non aeronautical services per passenger (pesos)	94.3	108.5	15.1%
Cost of services per WLU (pesos)	59.6	66.0	10.7%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 23, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer